SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Relevant Fact” dated on June 23, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

RELEVANT FACT

June 23, 2009 (1 page)

For further information, please contact:

Norair Ferreira do Carmo

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: ri.telefonicabr@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil – June 23, 2009) Telecomunicações de São Paulo S.A. – TELESP (NYSE: TSP; BOVESPA: TLPP) in accordance to CVM’s Instruction 358, of January 03, 2002, announces that the Company was notified yesterday about the decision of the President of Agência Nacional de Telecomunicações – ANATEL nº 4.043/2009-CD, on June 09, 2009, published on the Official Gazette in June 22, by which ANATEL determines that Telesp suspends the sales of Multimedia Communication Service (MCS) offered as “Speedy Service”, in the following terms:

1-	The Company must elaborate a plan to guarantee the fruition and availability of the Speedy Service (“Guarantee Plan”), which will content steps of contingency planning, administration of changes, implantation of network redundancy and critical systems, operating planning and the respective schedule. This Plan must be delivered to ANATEL up to 30 days.

2-	Until the implementation of the above mentioned steps foreseen in the Guarantee Plan and until ANATEL’s proof of the effective service regularization, the Company will suspends the Speedy Service sales to new clients.

In this date, Telesp adopted the necessary measures to temporarily suspend the Speedy Service offer.

The Company informs that ANATEL’s determination do not impact or interrupt the services offered to current clients of Speedy Services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 23, 2009	By:	/s/ Norair Ferreira do Carmo
Name: Norair Ferreira do Carmo
Title: Investor Relations Director